UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     SPORTS ENTERTAINMENT ENTERPRISES, INC.
 ______________________________________________________________________________
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
  _____________________________________________________________________________
                         (Title of Class of Securities)

                                   849178 20 7
  _____________________________________________________________________________
                      (CUSIP Number of Class of Securities)

                               MICHAEL G. FERREL
                               58 ENGLEWOOD ROAD
                              LONGMEADOW, MA 01106
                                   TEL. NO.:
 _____________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 7, 2005
  _____________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 849178 20 7                SCHEDULE 13D                    Page 2 of 8
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     1. NAME OF REPORTING PERSON: MICHAEL G. FERREL

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)   [ ]
                                                             (b)   [X]
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     3. SEC USE ONLY
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     4. SOURCE OF FUNDS
            AF
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     5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                    [ ]
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     6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
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        NUMBER OF SHARES         7.   SOLE VOTING POWER
     BENEFICIALLY OWNED BY            2,086,111(1) (SEE ITEM 5)
     EACH REPORTING PERSON      ------------------------------------------------
            WITH                 8.   SHARED VOTING POWER
                                      573,091(2) (SEE ITEM 5)
                                ------------------------------------------------
                                 9.   SOLE DISPOSITIVE POWER
                                      2,086,111(1) (SEE ITEM 5)
                                ------------------------------------------------
                                10.   SHARED DISPOSITIVE POWER
                                      573,091(2) (SEE ITEM 5)
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     11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,659,202(1)(2)
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     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [ ]
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     13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.0% OF COMMON STOCK(3)
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     14.    TYPE OF REPORTING PERSON
            IN
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(1) Includes (i) 1,678,112 shares of Common Stock owned of record by Mr. Ferrel, and (ii) 407,999 shares of Common Stock underlying presently exercisable warrants issued to Mr. Ferrel.
(2) Includes (i) 455,888 shares of Common Stock owned of record by the Ferrel Children's Trust, and (ii) 117,203 shares of Common Stock underlying presently exercisable warrants issued to the Ferrel Children's Trust.
(3) Based on 43,953,195 shares of Common Stock of Sports Entertainment Enterprises, Inc. outstanding on February 7, 2005.


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                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D (this "Statement") relates to the common stock, no par value (the "Common Stock"), of Sports Entertainment Enterprises, Inc., a Colorado corporation ("SPEA" or the "Issuer"), having its principal executive offices at 650 Madison Avenue, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is being filed by Michael G. Ferrel (the "Reporting Person").

         (b) The Reporting Person has his principal office at 58 Englewood Road, Longmeadow, MA 01106.

         (c) The principal business of the Reporting Person consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

         (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 7, 2005, RFX Acquisition LLC ("RFX") consummated transactions pursuant to which RFX, an entity formed and controlled by Robert F.X. Sillerman, acquired a controlling interest in the Issuer (the "RFX Investment") simultaneously with the Issuer's acquisition of a controlling interest in entities which control the commercial utilization of the name, image and likeness of Elvis Presley, the operation of Graceland and related attractions, as well as revenue derived from Elvis' music, films and television specials. The RFX Investment was effected pursuant to a Purchase Agreement, dated as of December 15, 2004 and amended as of February 7, 2005, by and among RFX, the Issuer, Ronald S. Boreta, Vaso Boreta, John Boreta, Boreta Enterprises Ltd. and ASI Group LLC (collectively, the "Principal Stockholders"). In accordance with the terms of the Purchase Agreement, RFX contributed $3,046,407 in cash to SPEA in exchange for 30,464,072 newly issued shares of Common Stock. In addition to the shares purchased directly from the Issuer, RFX received warrants to purchase (i) 6,828,938 shares of Common Stock at $1.00 per share,
(ii) 6,828,938 shares of Common Stock at $1.50 per share, and (iii) 6,828,939 shares of Common Stock at $2.00 per share. The warrants are exercisable for a period of two years following the closing of the RFX Investment. Simultaneously with this exchange, RFX also acquired an aggregate of 2,240,397 shares of Common Stock directly from certain principal stockholders of the Company a price of $0.10 per share. RFX financed the RFX Investment with a contribution of equity by the members of RFX, including the Reporting Person. Immediately


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following the consummation of the RFX Investment, RFX distributed 100% of its shares of Common Stock and its warrants to its members, including the Reporting Person. In order to provide additional capital to the Issuer, certain recipients of the warrants, including the Reporting Person, immediately exercised an aggregate of 5,000,000 of the $1.00 warrants for aggregate consideration to the Issuer of $5,000,000 (of which the Reporting Person exercised 169,700 such warrants for aggregate consideration to the Issuer of $169,700).

ITEM 4.  PURPOSE OF TRANSACTION

         The disclosure set forth in response to Item 3 is hereby incorporated herein by reference in its entirety.

         The Reporting Person has agreed not to dispose of or otherwise transfer any shares of Common Stock until one year from the date of issuance.

         The Reporting Person acquired his shares of Common Stock for investment purposes and to acquire control of the Issuer.

         Although the Reporting Person believes that the shares which he may be deemed to beneficially own are an attractive investment, he will monitor and evaluate his investment in the Issuer in light of pertinent factors, including the following: (i) the Issuer's business, operations, assets, financial condition and prospects; (ii) market, general economic and other conditions; and
(iii) other investment opportunities available to the Reporting Person. In light of the foregoing factors, and the plans and requirements of the Reporting Person from time to time, the Reporting Person may determine to (i) acquire additional securities of the Issuer, (ii) dispose of some or all of the securities of the Issuer which they beneficially own, (iii) increase or decrease their participation in the determination of the Issuer's management and policies or
(iv) propose a merger, consolidation, joint venture or other business combination involving the Issuer or its subsidiaries or divisions, a sale or purchase of assets or securities of the Issuer or its subsidiaries or divisions, a recapitalization, reorganization or liquidation involving the Issuer or its subsidiaries or divisions or other similar actions. The Reporting Person reserves the right, either individually or together with one or more of the other stockholders of the Issuer, to determine in the future to take or cause to be taken one or more of the foregoing actions. Any sale or disposition of shares by the Reporting Person may be made by means of privately negotiated sales, registered offerings or other transactions or by seeking to cause the Issuer to effect one or more of the transactions set forth above. In addition, the Reporting Person may determine to increase his interest in the Issuer through one or more transactions in the open market.

         Except as described in this Item 4 and in Item 3 and Item 6 which are incorporated herein by reference, the Reporting Person does not have either plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or any of its subsidiaries or the disposition of securities of the Issuer or any of its subsidiaries; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer or any of its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure (vii) any


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changes in the Issuers charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act; or (x) any action similar to any of those enumerated above. The Reporting Person reserves the right, either individually or together with one or more of the other stockholders of the Issuer, to determine in the future to take or cause to be taken one or more of the foregoing actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially owns (i) directly 2,086,111 shares of Common Stock (including 407,999 shares of Common Stock that may be acquired through presently exercisable warrants issued to the Reporting Person) and (ii) indirectly 573,091 shares of Common Stock held of record by the Ferrel Children's Trust (including 117,203 shares of Common Stock that may be acquired through presently exercisable warrants issued to the Ferrel Children's Trust), which in the aggregate represents approximately 6.0% of the Common Stock of the Issuer based on 43,953,195 outstanding on February 7, 2005 (and the 690,294 shares of Common Stock that may be acquired by the Reporting Person through presently exercisable warrants). Jeffrey Roberts is the trustee of the Ferrel Children's Trust. Mr. Roberts' address is c/o Robinson Donovan Madden & Berry, 1500 Main Street, Suite 1600, Springfield, MA 01115-5609, his present principal occupation is attorney, and he is a United States citizen. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held of record by the Ferrel Children's Trust, to the extent he may be deemed to have an interest in such shares through such entity.

         Except as disclosed in this Item 5(a), as of the date hereof, the Reporting Person does not beneficially own or have the right to acquire any Common Stock.

         The filing of this Statement shall not be construed as an admission by the Reporting Person that he is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by any other parties. The Reporting Person disclaims membership in a group with regard to the Common Stock for purposes of Section 13(d) of the Exchange Act.

         (b) The Reporting Person has sole voting power and sole dispositive power with respect to 2,086,111 shares of Common Stock (including 407,999 shares of Common Stock that may be acquired through presently exercisable warrants issued to the Reporting Person) and has shared voting power and shared dispositive power with respect to 573,091 shares of Common Stock held of record by the Ferrel Children's Trust (including 117,203 shares of Common Stock that may be acquired through presently exercisable warrants issued to the Ferrel Children's Trust).

         To the knowledge of the Reporting Person, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

         To the knowledge of the Reporting Person, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the


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


last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (c) Except for (i) the acquisition of 131,800 shares of Common Stock by the Reporting Person through the exercise of warrants on February 7, 2005, and
(ii) the acquisition of 37,900 shares of Common Stock by the Ferrel Children's Trust through the exercise of warrants on February 7, 2005, and except as described herein and as previously described in this Item 5 and in Item 3 and
Item 4 above, no transactions in the Common Stock have been effected by the Reporting Person during the last 60 days.

         (d) To the knowledge of the Reporting Person, only the Reporting Person and the other persons or entities listed in response to this Item 5 will have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Issuer reported herein as beneficially owned by the Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Reference is made to Item 3 and Item 4 of this Statement, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         The Reporting Person and the Issuer entered into a lock-up agreement, dated as of February 7, 2005, in which the Reporting Person agreed not to dispose of or otherwise transfer any securities of the Issuer, or any securities into which such securities are converted or exchanged for upon any merger or other combination, until one year from the date of issuance, without the prior written consent of the Issuer. In such agreement, the Reporting Person also agreed to the imposition by the Issuer of stop-transfer instructions on the securities to enforce the lock-up.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1* Purchase Agreement, dated as of December 15, 2004, by and among the Issuer, RFX and the Principal Stockholders.

Exhibit 2*   Amendment to Purchase Agreement, dated as of February 7, 2005, by and among the Issuer, RFX and the Principal Stockholders.

Exhibit 3* Stock Purchase Agreement, dated as of December 15, 2004, by and among RFX and the Principal Stockholders.

Exhibit 4* Amendment to Stock Purchase Agreement, dated as of February 7, 2005, by and among RFX and the Principal Stockholders.


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Exhibit 5*   Form of Common Stock Purchase Warrant, dated as of February 7,
             2005, issued to the Reporting Persons.

_________________

* Previously filed and incorporated herein by reference to Amendment No. 1 on Form 8-K/A dated February 11, 2005 to the Issuer's Current Report on Form 8-K dated February 7, 2005 (File No. 0-17436).


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 8, 2005

                                                /s/ Michael G. Ferrel
                                                -------------------------------
                                                MICHAEL G. FERREL